

June 22, 2012

Via Email
Barry Welch
Chief Executive Officer
Atlantic Power Corporation
200 Clarendon Street, Floor 25
Boston, Massachusetts 02116

> **Re:** **Atlantic Power Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 15, 2012**
> **File No. 333-181225**

Dear Mr. Welch:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 File No. 333-181225

Cover Page

1. Please revise your prospectus cover page to disclose the conversion price of your Debentures and the amount of common stock that you are registering, or tell us why this is information that you are entitled to omit pursuant to Rule 430A.

Legal Matters, page 62

2. Please revise your Legal Matters disclosure on page 62 to disclose that Goodmans is also passing on legal matters relating the issue and sale of your common stock.

Exhibit 5.1 Form of Opinion of Goodmans

3. Please have British Columbia counsel revise the initial paragraph of its opinion to refer to the date of the initial indenture.

4. Because the debentures are governed by Ontario law, please have counsel revise the British Columbia opinion to remove the conclusions it makes with respect to the debentures being binding obligations. In turn, please have counsel revise the Ontario opinion to comply with the requirements of Staff Legal Bulletin No. 19. In this regard, please note:
    - Both opinions must state that counsel is acting as such to the registrant.
    - In applying the guidance of Staff Legal Bulletin No. 19 with respect to debt securities, Ontario counsel should consider the Ontario opinion the "primary" opinion.
    - Counsel should file the Ontario opinion as a separate exhibit to the registration statement and should file a separate consent from Goodmans Toronto.
    - In the event that Ontario counsel chooses to expressly rely on the British Columbia opinion with respect to its opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to enter into the obligation, then the British Columbia opinion must be revised to expressly opine on these issues and agree to such reliance.
    - The last paragraph in the Ontario opinion should be deleted as inappropriate.

5. Please have counsel significantly reduce the qualifications contained in subparagraphs (b) through (w) contained in the Ontario opinion. Many of these qualifications are overly broad, appear to be immaterial to the opinion, relate to readily ascertainable facts and/or inappropriately limit the scope of the opinion.

Exhibit 25.1 Form T-1 Statement of Eligibility

6. We note your response to comment 10 of our letter dated June 4, 2012. Please file the Form T-1 with your next amendment. Please note that the order in response to the Form T-6 was deemed issued concurrently with the effectiveness of your Form S-1 File No. 333-168856 on October 13, 2010. Therefore, you may refer to that S-1 File No. as the order pursuant to which the foreign trustee is authorized to act as sole trustee under indentures qualified under the Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Yoel Kranz
   Goodwin Procter LLP
   Via Email